FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

November 16, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 16, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer provides an update of activities at the Mackenzie Project, British Columbia.

Item 5.	Full Description of Material Change

The Issuer provide an update of activities at the Mackenzie Project, British Columbia.

The Mackenzie Project consists of five claim blocks aggregating a total of 65,904.476 hectares.  The claims lie within a northwesterly trending belt measuring roughly 90 km long by an average of 12 km wide.  This belt is located near the town of Mackenzie, approximately 150 km north of the city of Prince George, British Columbia.

The claims are underlain primarily by Late Proterozoic clastic and carbonate sedimentary rocks of the Misinchinka Group.

Reconnaissance silt sampling in 2003 and 2004 outlined a number of drainages which are highly anomalous in gold.  Subsequently, Wealth Minerals Ltd. optioned the project in 2005 and completed an extensive exploration program during August-October 2005.  A total of approximately 2800 soil, silt and heavy mineral concentrate (HMC) samples were collected and to date results have been received for approximately 2000 samples.

Approximately 85 HMC samples were collected and processed at the laboratories of CF Mineral Research in Kelowna, B.C. before being analyzed at Acme Analytical Laboratories in Vancouver, B.C.  This HMC work confirmed and expanded the areas of anomalous gold in creeks as defined by the earlier work in 2003 and 2004.  CF Mineral Research picked gold grains from a number of samples, had them mounted and produced conventional photomicrographs (see attached photos) and SEM (Scanning Electron Microscope) photographs.  The gold grains are hackly and contain quartz and, are consistent with having been derived from nearby quartz vein sources.

Detailed silt sampling and follow-up soil sampling of anomalous creeks has outlined a number of source areas in at least 8 separate drainages (see attached map).  These source areas range in area from 15 sq. km to 80 sq. km.  Numerous anomalous values in sieved stream sediment samples have been recorded to date and limited soil sampling has also returned anomalous values.  An early snowfall in October prevented detailed work on these anomalous source areas.

The Mackenzie Project exhibits many of the regional characteristics of Sediment Hosted Vein deposit (SHV) districts:  e.g. Bendigo-Balarat, Australia; Muruntau – 80 M oz., Uzbekistan; Sukhoy Log – 20 M oz., and Olympiada, Russia and Macrae’s Flat – 5 M oz., New Zealand.

The project was examined in September 2005 by Dr. Paul Klipfel, a recognized authority on such deposits.  Dr. Klipfel concurs that all the necessary criteria are present for the discovery of an SHV deposit or deposits.

The Company expects to receive all of the results from the present exploration program by early December 2005.  At that time, all the data will be assessed and planning initiated for the next stage in the exploration of this very large project.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Jerry Pogue– Acting President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

November 16, 2005